Exhibit (f)(4)

TIAA-CREF Non-Employee Trustee and Member

Deferred Compensation Plan

1.	This Plan.

(a)	This document sets forth the provisions of the TIAA and CREF Non-Employee Trustee and Member Deferred Compensation Plan (the “Plan”) established by the Board of Trustees of Teachers Insurance and Annuity Association of America (“TIAA”), the Board of Trustees of College Retirement Equities Fund (“CREF”), the Board of Trustees of TIAA-CREF Institutional Mutual Funds, and the Board of Trustees of TIAA-CREF Life Funds (collectively referred to as the “Board of Trustees”) as of June 1, 1998, as amended and restated as of each of May 19, 1999, August 1, 1999, January 1, 2002, January 1, 2003 and January 1, 2008.

(b)	Credits under this plan shall be reflected by bookkeeping accounts maintained by TIAA, CREF, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds. The obligations of TIAA, CREF, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds under this Plan are unfunded, unsecured, promises to make future payments. In their sole discretion, TIAA, CREF, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds may purchase annuity contracts or certificates issued by TIAA or CREF (such contracts or certificates shall hereinafter be referred to as “contracts”) or, starting after January 1, 2003, mutual fund shares, in amounts equal to all or a portion of the amounts so credited under Article 3. No Trustee or Member, or former Trustee or Member, shall acquire any interest in any such contracts or mutual fund shares, and any such contracts or mutual fund shares shall remain the sole property of TIAA, CREF, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds and may be disposed of by TIAA, CREF, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds at any time for any corporate purpose. These contracts and mutual fund shares shall be subject to all the claims of TIAA’s, CREF’s, TIAA-CREF Institutional Mutual Funds’, and TIAA-CREF Life Funds’ creditors, and shall not be a trust fund or collateral security for the obligation to pay the Trustee or Member his or her accumulations under this Plan.

2.

Eligibility and Participation. Any non-employee Trustee of TIAA, CREF, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds (each, a “Trustee”) and any non-employee member of the Board of Overseers of TIAA and CREF and the TIAA Separate Account VA-1 Management Committee (each, a “Member”) shall become a participant in this Plan upon the execution of a Deferred Compensation Agreement (“Agreement”) in which he or she agrees to defer: (a) any whole percentage of his or her “Compensation;” (b) 100% of his or her basic and additional stipends; or (c) 100% of his or her meeting fees. For purposes of this Plan, “Compensation” means a participant’s basic stipend, additional stipends paid to a participant as Chair of a committee, meeting fees and any non-recurring payments authorized by the Board. Compensation does not include miscellaneous fees and expenses. Such Agreement shall be in the form determined by the Board of Trustees. Agreements to participate in this Plan may not be made retroactively and shall remain in effect with respect to future deferrals until terminated by either the participant or the Board of Trustees. A Trustee or Member may elect to participate in this Plan no later than December 31 of the year prior to the year in which the Compensation subject to the Agreement is to be earned, provided however, that in the year in which the Plan is first implemented, or the year in which a Trustee or Member first becomes eligible to participate, such Agreement may be made within 30 days after the Plan is effective or the Trustee or Member first becomes eligible (but solely with respect to Compensation earned thereafter). An Agreement can apply only to Compensation performed after the date the Agreement is made. A Trustee or Member is a “non-employee” if he or she is not an employee of TIAA or any of its affiliates. Participation in the Plan shall end at the termination of the Trustee or Member from his or her respective Boards or Committees or upon his or her becoming an employee of TIAA or any of its affiliates.

3.	Plan Credits.

(a)	Credits under this Plan (“Plan Credits”) will be made pursuant to the Agreement described in Article 2 above. Plan Credits to the bookkeeping account for a participant shall be allocated among the notional TIAA and CREF accounts, and on or after January 1, 2003, notional mutual fund share accounts set forth on Appendix A to this Plan, held for such participant and used for measurement purposes under this Plan as provided under this Article 3. Each participant may request that his or her Plan Credits be allocated among the available options under such accounts and mutual fund share accounts in whole percentages. If no such allocation request is made by the participant, his or her account shall be allocated to the notional CREF Money Market Account. Once made, the participant’s allocation request shall remain in effect for all subsequent deferrals until such request is changed by the participant.

(b)	A participant may subsequently request transfers of amounts allocated to the notional TIAA or CREF accounts or mutual fund share accounts to the extent that such transfers are permitted as provided in Appendix B to this Plan. The Board of Trustees shall prescribe the procedures that must be followed in order for a participant to make allocation and transfer requests.

(c)	The value of a participant’s Plan Credits shall subsequently be measured by the experience of the annuity contracts and mutual fund shares that correspond to the applicable notional investment accounts under this Plan.

(d)	Although the Board of Trustees intends to make allocations and transfers in accordance with participant requests, the Board of Trustees reserves the right to allocate such accounts without regard to such requests, and may decide to change the measure of the value of the bookkeeping accounts in some other manner; provided that any new measure meets the applicable investment measure requirements described in Treas. Reg. § 1.409A-6(a)(4)(iv).

4.	Benefits.

(a)

Benefits under this Plan shall be paid in a lump sum as of the later of the first business day of the calendar month following the date the participant separates from service (within the meaning of Treas. Reg. § 1.409A-1(h)) as a Trustee or Member and January 1, 2009, unless an earlier or later date is specified in the

Agreement. The foregoing notwithstanding, a participant may request, and the Board of Trustees may agree to, the following alternate forms and dates of such payment (subject to subsections (b) and (c) of this Article 4): (i) delay payment to the first business day of January in the year following the year in which payment would otherwise occur; and/or (ii) make payments in annual installments over a 5-, 10-, 15- or 20-year period as the participant may request, commencing either on the first business day of the calendar month following the date the payment would otherwise occur or the first business day of January of the year following the date payment would otherwise occur. The Board of Trustees may provide in writing for additional forms or dates of payments at its discretion.

(b)	With respect to Plan Credits made prior to January 1, 2005 (“Old Credits”), any such request shall be irrevocable and must be made in writing and must be received at the address the Board of Trustees shall specify, at least one-hundred and eighty (180) days prior to the date payment(s) would otherwise begin. In the event that the Trustee or Member terminates from his or her position on the Board or ceases to be a Member due to a restructuring of the respective Board or Committee or for reasons outside of his or her control (other than retirement at normal retirement age) the one-hundred and eighty (180) day period referred to in the preceding sentence shall be reduced to ninety (90) days.

(c)	With respect to Plan Credits made on or after January 1, 2005 (“New Credits”), any such request must be made no later than December 31 of the year prior to the year for which the Agreement deferring the applicable payment is to be effective. Notwithstanding the foregoing, the Board of Trustees may, at its sole discretion, allow any participant to revise his or her request prior to January 1, 2009 (or such later date as the transition rules under Code Section 409A permit) with respect to any New Credits; provided, that no such revision may affect any amounts otherwise payable in the same year as the revision is made and no such revision provides for payments to be made in the same year as the revision is made. After December 31, 2008 (or such later date as the transition rules under Code Section 409A permit), participants may amend their deferral elections at any time provided that such amendment (1) is in writing, (2) will not become effective for twelve (12) months from the date the amendment is received at the address as the Board of Trustees shall specify, (3) is made not less than twelve (12) months prior to the date the first payment is scheduled to be made, and (4) defers the payment of benefits for at least five (5) years from the date such payments would otherwise have begun.

(d)	Different payment options may be selected for Old Credits and New Credits, in compliance with this Section 4.

5.	Vesting. All Plan Credits are fully vested when made.

6.

Hardship Distributions. A participant may receive an amount from his or her bookkeeping account required on account of an unforeseeable emergency as determined by the Board of Trustees in its sole discretion consistent with Treas. Reg. § 1.409A-3(a)(3)). An unforeseeable emergency is a severe financial hardship to the participant resulting from (a) a sudden and unexpected illness or accident of the participant or of a dependent (as defined in Code Section 152(a), consistent with Treas. Reg. § 1.409A-3(i)(3)) of the participant or, with respect to Plan Credits made after December 31, 2004, of a spouse or beneficiary of the participant, (b) loss of the participant’s property due to casualty, or (c) other similar or extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the participant. The circumstances that will constitute an unforeseeable emergency will depend upon the facts of each case, but, in any case, payment may not be made to the extent that such hardship is or may be relieved:

(1)	Through reimbursement or compensation by insurance or otherwise;

(2)	By liquidation of the participant’s assets, to the extent the liquidation of such assets would not itself cause severe hardship; or

(3)	By cessation of deferrals under this Plan.

Withdrawals of amounts because of an unforeseeable emergency may not exceed a participant’s bookkeeping account under this Plan and shall only be permitted to the extent reasonably necessary to satisfy the emergency need.

7.	Death Benefits. In the event a participant dies prior to receiving any or all of the benefits described in Article 4, the full current value of the unpaid Credits under this Plan is payable to the beneficiary or beneficiaries named by the participant to receive a death benefit under this Plan as of the later of as soon as practicable following the participant’s death and January 1, 2009. Each participant may file, on a form acceptable to the Board of Trustees, a written election designating his or her primary or secondary beneficiary or beneficiaries. In order to be effective, any such designation must be received by a duly authorized representative of TIAA, CREF, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds prior to the participant’s death. If a participant dies and there is no effective beneficiary designation or the beneficiary dies before payment is made, the payment shall be made to the participant’s estate.

8.	Nontransferability. To the extent permitted by law, the right of any participant or any beneficiary in any benefit or to any payment hereunder shall not be subject in any manner to attachment or other legal process for the debts of such participant or beneficiary; and any such benefit or payment shall not be subject to anticipation, alienation, sale, transfer, assignment, or encumbrance.

9.	Administration. This Plan shall be administered by the Executive Vice President, Human Resources, of TIAA, in accordance with the terms hereof and he or she shall adopt, and may amend from time to time, such administrative rules, guidelines and practices to govern the Plan as he or she shall, from time to time, deem advisable to interpret the terms and provisions of the Plan and to otherwise administer the Plan. The Executive Vice President, Human Resources, shall make determinations on behalf of the Board of Trustees pursuant to Sections 3, 4, 6 and 7.

10.

Amendment. While it is expected that this Plan will continue indefinitely, the Board of Trustees reserves the right to modify or discontinue the Plan at any time and for any reason. Any discontinuance or modification of the Plan cannot affect the benefits accrued by participants prior to the date of discontinuance or modification. The Executive Vice President, Human Resources, of TIAA is delegated the duty to amend the Plan as necessary and appropriate to comply with the Internal Revenue Code, Employee Retirement Income Security Act and any other applicable law or regulation (to the extent any other such law or regulation is not inconsistent with federal law). The Executive Vice President, Human Resources, of TIAA is further delegated the authority to amend Appendices A and B as he or she may deem necessary to conform to existing administrative practices.

11.	Participant Status. Neither this Plan nor any action taken hereunder shall be construed as giving any participant any equitable or legal right against TIAA, CREF, TIAA-CREF Institutional Mutual Funds or TIAA-CREF Life Funds except as provided herein, or any right to be retained as a Trustee or Member.

12.	Governing Law. To the extent not superseded by Federal Law, the laws of the State of New York shall be controlling in all matters related to this Plan.

13.	Compliance. This Plan is intended to fully comply with all federal, state and local laws, including Code Section 409A and the regulations thereunder. Any ambiguity or inconsistency in this Plan should be interpreted in a manner consistent with Code Section 409A (and the regulations thereunder) and such other laws as applicable (to the extent any other such law is not inconsistent with federal law).

TIAA and CREF Non-Employee Trustee and Member

Deferred Compensation Plan

Appendix A

TIAA and CREF Options and Mutual Fund Share Accounts

Investment Group	Investment Funds
Guaranteed	TIAA Traditional

Money Market	CREF Money Market

Fixed Income	CREF Bond Market

Real Estate	TIAA Real Estate TIAA-CREF Real Estate Securities

Equities

CREF Stock

CREF Global Equities

CREF Growth

CREF Equity Index

TIAA-CREF Growth & Income

TIAA-CREF Social Choice Equity

TIAA-CREF International Equity

TIAA-CREF Large-Cap Value

TIAA-CREF Mid-cap Growth

TIAA-CREF Mid-cap Value

TIAA-CREF S&P 500 Index

TIAA-CREF Small-cap Equity

Life Cycle

TIAA-CREF Lifecycle Fund 2010

TIAA-CREF Lifecycle Fund 2015

TIAA-CREF Lifecycle Fund 2020

TIAA-CREF Lifecycle Fund 2025

TIAA-CREF Lifecycle Fund 2030

TIAA-CREF Lifecycle Fund 2035

TIAA-CREF Lifecycle Fund 2040

Appendix B

TRANSFER RESTRICTIONS

Transfers are permitted to or from the TIAA Real Estate Account, the CREF accounts, the TIAA Traditional Annuity and the mutual fund share accounts at any time; provided, however, that no transfers may be made from TIAA Traditional to the CREF accounts, TIAA Real Estate Account or mutual fund share accounts on or after the date on which benefits begin to be paid under this Plan.

The foregoing notwithstanding, as of August 1, 1999, no amounts shall be allocated or transferred to the notional CREF Inflation Linked Bond Account. Instead, the value of any amounts allocated or transferred to that Account shall be allocated and transferred to the notional CREF Money Market Account, or to such other notional account as requested by an affected participant, subject to the right of the Board of Trustees to allocate amounts despite such request.